Exhibit 1.01

Gardner Denver Holdings, Inc.
Conflict Minerals Report
for the year ended December 31, 2018

I.	Introduction

Gardner Denver Holdings, Inc. (collectively with its subsidiaries, “we,” “our” or “us”) is a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services sold across multiple attractive end-markets within the industrial, energy and medical industries.  We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets that, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers.  Our products are sold under a collection of premier, market-leading brands, including, but not limited to, Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service.

Certain of the products that we manufacture or contract to manufacture contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality of those products.  As a result, we are obligated to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  If a company is subject to the Rule, the company must generally investigate the origin of the 3TG in its products.  If it appears the company’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the company must then exercise due diligence over the source and chain of custody of such 3TG and disclose certain information about its due diligence efforts in this separate Conflict Minerals Report.

Due to the depth of our supply chain, we are far removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores.  Our efforts undertaken to identify the origin of those ores as described in this Conflict Minerals Report reflect our circumstances and position in the supply chain. We believe the amount of information that is available globally on the traceability and sourcing of these ores remains limited at this time. We also believe this situation is not unique to us.

II.	Reasonable Country of Origin Inquiry

There are many layers between us and the smelters or refiners that produce the 3TG in our products, the exact number of which varies depending on the components provided to us by our suppliers. In all cases, we rely on our direct suppliers to provide information on the origin of 3TG contained in the components and materials they supply to us, including sources of 3TG that are supplied to them from lower-tier suppliers.

To gather this information, we conducted a reasonable country of origin inquiry in which we asked our direct suppliers to provide answers to a proprietary questionnaire regarding the presence and origin of the 3TG in the products and materials they supply to us.

We reviewed the responses to the questionnaires that we received from our direct suppliers, and, if we determined it to be necessary, we requested that our suppliers provide corrections and clarifications to resolve any incomplete or inconsistent information in their responses.  For non-responsive suppliers, we made multiple follow-up requests by email.

Overall, we ultimately received responses from 2,430, or about 52%, of the 4,696 active, direct suppliers that we identified as being within the scope of our reasonable country of origin inquiry.  As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith.  However, there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

After reviewing the results of our reasonable country of origin inquiry, we did not receive any responses that definitively indicated that the 3TG necessary for the functionality or production of our products originated in a Covered Country during calendar year 2018.  Similarly, based on the results of our reasonable country of origin inquiry, we could not definitively rule out the possibility that some of the 3TG necessary for the functionality or production of our products may have originated in a Covered Country during calendar year 2018 and was not from scrap or recycled sources.  Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of such 3TG.  We also identified scrap and recycled minerals as sources of materials in our supply chain.

III.	Design of Due Diligence Framework

We designed our overall conflict minerals due diligence framework to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “Guidance”).

IV.	Due Diligence Measures

As part of our due diligence on the source and chain of custody of the necessary 3TG contained in our products that we had reason to believe may have originated from the Covered Countries, following our reasonable country of origin inquiry as described above, we reviewed all responses received and engaged in two separate rounds of follow-up inquiries with suppliers who either did not respond to prior inquiries or provided responses that were incomplete.  Our goal with these due diligence efforts was to obtain completed responses from as many of our suppliers as possible prior to the filing of this report.

V.	Due Diligence Results

Our due diligence results are inherently limited. As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG. We also rely, to a large extent, on information collected and provided by independent third-party audit programs such as the Responsible Minerals Initiative. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Of the 2,430 active, direct suppliers who responded to our survey, 2,316 suppliers (approximately 95%) indicated that they either:

•	Do not use 3TG in the products they supply to us, or

•	Use 3TG in the products they supply to us, but that their 3TG—

•	Does not originate in the Covered Countries; or

•	May originate in a Covered Country, but is sourced from a smelter or refiner that is conformant with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process; or

•	Comes from scrap or recycled sources.

The remaining 114 suppliers (approximately 5%) indicated that they either could not confirm or did not know the origin of the 3TG in the products they supplied to us.  Overall, sourcing information about our products in their entirety is not yet available.  However, after reviewing the results of our due diligence, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries.

VI.	Process Considerations

We will continue to communicate our expectations and making inquiries regarding Conflict Minerals compliance and supply chain due diligence to our direct suppliers. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their Conflict Minerals compliance and due diligence practices, which in turn may impact our continued engagement of and relationship with certain suppliers. As part of our risk mitigation efforts, we expect our suppliers who are using smelters or refiners that are not verified as conformant with the Responsible Minerals Assurance Process to publicly demonstrate progress toward a fully conformant supply chain. If we become aware of suppliers whose sourcing practices with respect to 3TG continually raise red-flag risks, we may take steps to reevaluate the business relationship with those suppliers. We expect our direct suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout our supply chain.

VII.	Independent Private Sector Audit

Pursuant to current guidance issued by the U.S. Securities and Exchange Commission, an independent private sector audit is not required for this Conflict Minerals Report.

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